Exhibit 7.10

TERMINATION AGREEMENT

This Termination Agreement (“Termination Agreement”) is made and entered into as of May 12, 2021, by and among XD. Engineering Plastics Company Limited, Jie Han, Faith Dawn Limited and Faith Abundant Limited (each a “Party,” and collectively the “Parties”). Reference is hereby made to the Statement of Beneficial Ownership on Schedule 13D filed with the Securities and Exchange Commission by the Parties (the “Schedule 13D”).

WHEREAS, the Parties entered into a Joint Filing Agreement, dated June 15, 2020 (the “Joint Filing Agreement”), pursuant to which they agreed, among other things, to jointly file the Schedule 13D with respect to their respective beneficial ownership of the common Stock, $0.0001 par value (the “Common Stock”), and Series B Preferred Stock, par value $0.0001 per share (“Series B Preferred Stock”), of China XD Plastics Company Limited; and

WHEREAS, Faith Dawn Limited and Faith Abundant Limited now desire to terminate the Joint Filing Agreement and cease to be a party to the Joint Filing Agreement.

NOW, THEREFORE, the Parties hereby agree as follows:

1. Termination of Joint Filing Agreement.  The Joint Filing Agreement is hereby terminated with respect to Faith Dawn Limited and Faith Abundant Limited and each Party hereby expressly acknowledges and confirms that, as of the date hereof, Faith Dawn Limited and Faith Abundant Limited shall cease to be a party to the Joint Filing Agreement and the Joint Filing Agreement shall cease to be of further effect with respect to Faith Dawn Limited and Faith Abundant Limited.

2. Further Amendments to Schedule 13D. From and after the date hereof, Faith Dawn Limited and Faith Abundant Limited shall have no obligation to file any amendment to the Schedule 13D that may be required, in accordance with the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the “Act”), with respect to the Common Stock and Series B Preferred Stock, except on such Party’s own behalf or pursuant to such other agreements as such Party may enter.

3. Release and Discharge. Faith Dawn Limited and Faith Abundant Limited, as one Party, and XD. Engineering Plastics Company Limited and Jie Han, as the other Party, hereby mutually and unconditionally releases and discharges the other Parties, as applicable from all obligations under the Joint Filing Agreement to which each is a party.

4. Counterparts. This Termination Agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the date first specified above.

Date: May 12, 2021	XD. Engineering Plastics Company Limited

	By:	/s/ Jie HAN
Name: Jie HAN Title: Authorized Signatory

Jie HAN

By:	/s/ Jie HAN

Faith Dawn Limited

By:	/s/ Jie HAN
Name: Jie HAN Title: Authorized Signatory

Faith Abundant Limited

By:	/s/ Jie HAN
Name: Jie HAN Title: Authorized Signatory